EXHIBIT 12
RAYONIER INC. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited, thousands of dollars)

	For the Years Ended December 31,
	2012	2011	2010	2009	2008
Earnings:
Income from continuing operations	$278,685	$276,005	$217,586	$312,541	$148,583
Income tax expense	88,391	30,357	15,217	46,336	29,436
Pre-tax income from continuing operations	367,076	306,362	232,803	358,877	178,019
Add:
Interest expensed and capitalized	52,159	51,678	50,545	52,495	50,729
Interest factor attributable to rentals	540	424	461	354	761
Fixed charges	52,699	52,102	51,006	52,849	51,490
Amortization of capitalized interest	190	60	47	41	45
Subtract:
Capitalized interest	7,178	903	82	54	—
Earnings as adjusted	$412,787	$357,621	$283,774	$411,713	$229,554
Fixed Charges:	$52,699	$52,102	$51,006	$52,849	$51,490
Ratio of earnings as adjusted to total fixed charges	7.83	6.86	5.56	7.79	4.46